January 9, 2006

Via EDGAR

Mr. Thomas Flinn

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re: Primary Business Systems, Inc.

      Form 10-KSB for Fiscal Year Ended December 31, 2004

      Form 10-QSB for Quarterly Period Ended March 31, 2005

      Form 10-QSB for Quarterly Period Ended June 30, 2005

      File No. 0-25523

Dear Mr. Flinn:

This letter is submitted on behalf of PBS Holding, Inc. (the “Company” and formerly known as Primary Business Systems, Inc.) in response to the letter dated December 21, 2005 from the Staff of the Securities and Exchange Commission (the “Commission”), requesting additional information. We thank you for your grant of an extension to provide our response.

Our response follows the sequence of your numbered comments in the December 21st letter. Please note that prior to February 26, 2003, the Company was known as “ShareCom, Inc.” On such date, the Company (ShareCom, Inc.) changed its name to “Primary Business Systems, Inc. On September 29, 2005, the Company (Primary Business Systems, Inc.) changed its name to “PBS Holding, Inc.” For purposes of this letter, we shall use the term “Company” throughout this letter which is intended to refer to the applicable name during the relevant time period.

Form 10-KSB for the Fiscal year Ended December 31, 2004

1. Note 4 – Goodwill, page F-13

1.               We note your response to our previous comment two. Please tell us why management accounted for this transaction as a business combination considering at the time of the transaction ShareCom, Inc. had no assets. Please refer to SFAS 141 in your response. We continue to question why the nature of these transactions is more akin to a business combination rather than a recapitalization.

Management believes that the acquisition transaction described in the Notes to Financial Statements in Form 10-KSB for the Fiscal Year Ended December 21, 2004 and summarized below was properly treated as “business combination” under Statement of Financial Accounting Standards No. 141 (“SFAS 141”) issued by the Financial Accounting Standards Board. Management does not believe that this transaction should be treated as a recapitalization.

The acquisition transaction is as follows:

Primary Business Systems LLC (“PBS LLC”). On September 27, 2002, the members of PBS LLC, a Texas limited liability company, purchased 445,577,351 shares of common stock, par value $.001 per share (“Common Stock”) of the Company representing approximately 59% of the then outstanding Common Stock of the Company. The purchase price was $550,000 and was payable by a note scheduled to mature in 2005. The members of PBS LLC were the undersigned, Connie Matthews and Amanda Sinclair. The seller was Pine Services, Inc. (“Pine Services”). Pine Services had obtained its ownership position in the Company earlier in 2002 when it purchased such shares from the then President of the Company.

On or about November 4, 2002, the Company affected a 1 for 2500 reverse stock split with respect to its outstanding shares of Common Stock.

Subsequently, on November 29, 2002, pursuant to a stock purchase agreement between the Company and PBS LLC, the Company acquired 100% of the membership interests of PBS LLC in exchange for 6,696,256 shares of Common Stock. As a result of this transaction, PBS LLC became a wholly-owned subsidiary of the Company and the former members of PBS LLC owned approximately 47% of the outstanding shares of Common Stock.

In connection with this acquisition transaction of PBS LLC and pursuant to SFAS 141 dealing with business combinations, the Company recognized goodwill of $550,000.

Management of the Company believes that the acquisition of PBS LLC qualifies as a “business combination” under SFAS 141. Paragraph 9 of SFAS 141 states that:

a business combination (italics supplied) occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that entity or entities. (emphasis added).

The Company acquired 100% of the membership interests of PBS LLC in exchange for equity interests of the Company (i.e., shares of Common Stock). The membership interests constitute equity interests. PBS LLC became a wholly-owned subsidiary of the Company.

Paragraph 10 of SFAS 141 states that SFAS 141:

applies to combinations involving either incorporated or unincorporated entities. The provisions of this Statement apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer their equity interests to a newly formed entity ….All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets,  a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. An exchange of a business for a business is also a business combination.

Although the Company was a “public shell” at the time of the closing of the transaction on November 29, 2002 pursuant to which the Company acquired PBS LLC,  the Company had only achieved such status as a public shell corporation six months earlier in the same fiscal year. In the first half of 2002, the then President and majority shareholder of the Company (Mr. Nordling) sold his entire stock ownership interest in the Company to Pine Services which subsequently sold such ownership position to the members of PBS LLC as described above. In May 2002, the Company sold substantially all of its assets and selected debt to a company controlled by Mr. Nordling. Following such asset sale, the Company was left with nominal assets until November 2002 when it acquired PBS LLC.

The Company is aware that the Commission has treated so-called “reverse acquisitions” as recapitalizations. In such transactions typically a private operating company merges into a non-operating public shell corporation with nominal assets. The owners and management of the private company have actual or effective operating control of the combined company after the transaction with shareholders of the former public shell continuing as passive investors in the merged entity. The Company understands that the Commission considers such transactions as capital transactions instead of business combinations and as the equivalent to the issuance of equity interests by the private company for the net monetary assets of the shell corporation followed by a recapitalization. Moreover, in such a transaction, goodwill should not be recorded.

The Company’s acquisition transaction of PBS LLC in 2002 is distinguishable. First, no actual merger occurred but instead the Company acquired PBS LLC by a stock-for- membership interest exchange and as a result PBS LLC became a wholly-owned subsidiary of the Company. Second, during fiscal year 2002 the Company went through a series of changes pursuant to which for a period of approximately six months during the same fiscal year the Company was effectively a public shell corporation. However, during that six-month period, actions were being planned and taken to renew the Company’s active business operations. Management believes the interim status which the Company found itself as a public shell corporation is different from the typical public shell scenario contemplated by the Commission in interpreting whether SFAS 141 should apply.

All of these events described above, including the sale of the majority ownership position in the Company twice in two separate transactions to unaffiliated purchasers, the sale of substantially all of the Company’s assets and the purchase of PBS LLC by the Company, occurred in the same fiscal year. Management believes these distinctive facts support treating the acquisition transaction as a business combination under SFAS 141 instead of a recapitalization. Management believes that the 2002 transaction described in Form 10-KSB for the Fiscal Year ended December 31, 2004 complied with Paragraphs 9 and 10 of SFAS 141. Accordingly, goodwill in the amount of $550,000 associated with the transaction should be recognized as an asset on the balance sheet of the Company.

2. Exhibit 32.

The Company will file an amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 in its entirety. Unless otherwise instructed by the Staff, this filing will be made promptly upon resolution of the issue raised above with respect to the whether the acquisition transaction is properly treated as business combination or as recapitalization.

Form 10-QSB for the Quarterly Period Ended March 31, 2005.

Exhibit 32.1.

The Company will file an amended Form 10-QSB for the Quarterly Period Ended March 31, 2005 in its entirety. Please advise the Company whether this filing should be done now or upon resolution of the issued raised with respect to the Form 10-KSB for the Fiscal Year Ended December 31, 2004.

Thank you for your consideration in this matter.

Very truly yours,

PBS HOLDING, INC.

By:	/s/Patrick D. Matthews
Patrick D. Matthews
President and Chief Executive
Officer